UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14F-1
______________________

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LIONS GATE LIGHTING CORP.
(Exact name of registrant as specified in its charter)

Nevada	47-0930829
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 600 – 999 West Hastings Street
Vancouver, British Columbia
Canada  V6C 2W2
 (Address of principal executive offices) (Zip code)

(604) 729-5759

 (Registrant’s telephone number, including area code)

Copies to:
Louis A. Brilleman, Esq.
110 Wall Street, 11th Floor
New York, New York 10005
Phone: (212) 709-8210
Fax: (212) 943-2300

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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LIONS GATE LIGHTING CORP.
600 – 999 West Hastings Street
Vancouver, BC Canada V6C 2W2

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

May 5, 2010

As used in this Information Statement on Schedule 14f-1 (the “Information Statement” or the “Schedule 14F”), the terms “we”, “us”, and “our” refer to Lions Gate Lighting Corp., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of Lions Gate Lighting Corp., a Nevada corporation (the “Company,” “we”, “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about May 5, 2010, by the Company to the holders of record of shares of its common stock as of the close of business on May 4, 2010. On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

You are receiving this Information Statement as a stockholder of the Company to inform you of an anticipated change in control of the Company and a change in the majority of the Board to be effected pursuant to a Share Exchange Agreement, dated as of May 3, 2010 (the “Exchange Agreement”), by and among the Company, Bluefin Acquisition Group, Inc. (“Bluefin”), Kali Tuna d.o.o. (“Kali Tuna”) and Atlantis HF (the “Seller”).  Bluefin is the wholly owned subsidiary of the Seller and Kali Tuna is the wholly owned subsidiary of Bluefin.  Pursuant to the Exchange Agreement, at the closing (the “Closing”) of the Share Exchange, the Company will issue a total of 30,000,000 shares of common stock to the Seller in exchange for the transfer to the Company of all issued and outstanding shares of Bluefin (the “Share Exchange”).  As a result of the Share Exchange, Kali Tuna will become the indirect wholly-owned subsidiary of the Company and the Seller will become the Company’s largest stockholder.  Contemporaneously with the consummation of the Share Exchange and as a condition to the closing of the Exchange Agreement, the Company expects to raise a minimum of $15,000,000 and a maximum of $20,000,000 in a financing transaction in which it will issue up to 20,000,000 Units (the “Units”) each consisting of (i) one share of common stock of the Company, and (ii) a warrant to purchase 0.2 shares of common stock at a price of $2.00 per whole share for a period of three years (the “Financing”).  A detailed description of the Share Exchange is included in the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on May 3, 2010.  In the event that the Share Exchange is not consummated, there will be no change of the Company’s officers and directors.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE SELLER’S DIRECTOR DESIGNEES TO THE BOARD UPON THE CLOSING OF THE EXCHANGE AGREEMENT.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares of common stock, par value of $0.001 per share.  On May 3, 2010, there were 7,450,000 shares of our common stock issued and outstanding.   It is expected that following the completion of the Share Exchange and the Financing, the total number of issued and outstanding shares will be 57,450,000.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of May 4, 2010, certain information regarding the beneficial ownership of the Company’s common stock after giving effect to the proposed Share Exchange and the issuance of the 20,000,000 Units in the Financing.  The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common Stock; (ii) each of our current directors and officers and the nominees for directors and officers of the Company upon the closing of the Share Exchange; and (iii) all of our current officers and directors and nominees for officers and directors as a group.  The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.  Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of May 4, 2010 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.  The address of each of Oli Steindorsson, Frederick Kempson, Michael Gault and Dan Zang is c/o 405 Lexington Avenue, 26th Floor, Suite 2640, New York, NY 10174.  The address of each of Robert Fraser and William Grossholz is c/o the Company at 600 – 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2.

Name of Beneficial Owner	Number of Shares	Percentage(1)

Atlantis Group hf Storhofda 15 110 Reykjavik Iceland	30,000,000	52.2%
Oli Valur Steindorsson (2)	30,133,333	52.3%
Frederick Charles Kempson (3)	83,333	*
Michael David Gault (4)	30,083,333	52.3%
Dan Zang (5)	50,000	*
Robert Fraser(6)	1,450,000	2.5%
William Grossholz(6)	1,000,000	1.7%
Executive Officers and Directors as a Group (six persons)	32,799,999	56.7%
* Denotes less than 1%

(1)
Beneficial ownership percentage is based on 57,450,000 shares of common stock, being the amount of common stock expected to be outstanding upon giving effect to the completion of the Share Exchange and the issuance of a maximum of 20,000,000 Units in the Financing.  Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 4, 2010.  The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)
Includes 30,000,000 shares which will be owned by the Seller upon the closing of the Share Exchange of which Mr. Steindorsson may be deemed to be the beneficial owner in his capacity as Chief Executive Officer of that entity.  Mr. Steindorsson disclaims beneficial ownership in the shares owned by the Seller.  Also includes 133,333 shares that will be issuable upon exercise of options to be granted on the Closing.  Does not include 666,667 shares issuable upon exercise of unvested options.

(3)	Consists of shares that will be issuable upon exercise of options to be granted on the Closing. Does not include 416,667 shares issuable upon exercise of unvested options.
(4)
Includes 30,000,000 shares which will be owned by the Seller upon the closing of the Share Exchange of which Mr. Gault may be deemed to be the beneficial owner in his capacity as Chairman of that entity.  Mr. Gault disclaims beneficial ownership in the shares owned by the Seller.  Also includes 83,333 shares issuable upon options to be granted on the Closing.  Does not include 666,667 shares issuable upon exercise of unvested options.

(5)	Consists of shares issuable upon exercise of currently exercisable warrants. Does not include 250,000 shares issuable upon exercise of unvested options.
(6)
 Messrs. Fraser and Grossholz have agreed to resign as officers and directors of the Company upon the later of the Closing and the 11th day following the mailing of this Schedule 14F to our stockholders.

CHANGE OF CONTROL

On May 3, 2010, the Company, the Seller, Bluefin and Kali Tuna entered into the Exchange Agreement.  Pursuant to the Exchange Agreement, the Company will issue a total of 30,000,000 shares of common stock to the Seller as sole stockholder of Bluefin, which is the sole shareholder of Kali Tuna, in exchange for the transfer to the Company of all issued and outstanding shares of Bluefin.  As a result of the Share Exchange, Kali Tuna will become the indirect wholly-owned subsidiary of the Company and the Seller will become the Company’s largest stockholder.  The Company’s current officers will tender their resignations, that will become effective as of the Closing.  In addition, the Company’s current directors tendered their resignation which will become effective on the 11th day following the mailing of this Schedule 14F.  Under the Exchange Agreement, the Company appointed as its new chief executive officer and its new chief financial officer and certain executive officers the individuals identified below.  Such appointments will become effective on the Closing.  In addition, it elected new directors, also identified below, whose election will become effective on the 11th day following the mailing of this Schedule 14F.

CHANGES TO THE BOARD OF DIRECTORS

 Robert Fraser and William Grossholz have been the Company’s chief executive officer and treasurer, respectively, as well as our sole directors since inception in May 2005.  On the date of the completion of the Share Exchange, Messrs. Fraser and Grossholz will tender their respective resignations as officers, effective immediately.  In addition, they will resign as directors, which resignations will become effective on the 11th day following the mailing of this Schedule 14F to our stockholders.  In connection therewith, effective on the date of completion of the Share Exchange, Oli Valur Steindorsson will be appointed Chief Executive Officer and David Zang will be appointed its Chief Financial Officer.  Effective on the 11th day following the mailing of this Schedule 14F the following individuals will be elected to fill vacancies on the Company’s Board of Directors: Oli Valur Steindorsson, Fred Kempson and Michael David Gault.  Thereafter, additional vacancies on our Board of Directors and officers may be elected from time to time by the Board or the Company’s stockholders.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers.  Following are brief descriptions of the business experience of each director, nominee for director and each newly appointed executive officer.

Name	Age	Position
Oli Valur Steindorsson	36	Proposed Chairman, President and Chief Executive Officer(1)
Daniel Zang	54	Proposed Chief Financial Officer and Secretary(2)
Frederick Charles Kempson	66	Proposed Director(3)
Michael David Gault	43	Proposed Director(3)
Robert Fraser	53	President, Chief Executive Officer and Director(4)
William Grossholz	53	Secretary, Treasurer and Director(4)

(1)
Mr. Steindorsson will be appointed as President and Chief Executive Officer on the Closing and as a director and the Chairman on the later of the Closing or the 11th day following the mailing of this Schedule 14F.

(2)	Mr. Zang will be appointed as Chief Financial Officer and Secretary on the Closing.

(3)	Messrs. Kempson and Gault will be appointed as directors on the later of the Closing or the 11th day following the mailing of this Schedule 14F.

(4)
Messrs. Fraser and Grossholz will resign from their respective officer position as of the Closing and as directors on the later of the Closing or the 11th day following the mailing of this Schedule 14F.

Oli Steindorsson has been a director of Kali Tuna since 2005.  Since 2004, he has been the Chief Executive Officer of Atlantis Group, a seafood trading company.  In addition, he has been a director and executive officer of the following entities: Atlantis Chile: 2004 – 2007 (holding company for salmon farming company divested in 2006, subsidiary closed 2007); Atlantis Miami: 2004 – 2007 (seafood trading company, divested in 2007); Atlantis Japan: 2006 – current (seafood sales company); Atlantis Resources Australia: 2004 – current (seafood trading, holding company); Coral Sea Fishing Pty Ltd: 2007 – current (seafood processor, patent holder); KT doo Finance PTY Ltd: 2004 – current (holding company); Havtorsk Sales AS; 2004 – current (seafood export company, cod farming); Kali Tuna d.o.o.; 2006 – current (seafood export, tuna and pelagic fisheries, tuna farming); Baja Aquafarms SA de CV: 2004 - 2006 (seafood export, tuna farming, vessel operations). He has also been involved in the following real estate activities: Phoenix Investments ltd (Iceland) 2004 – 2006 (developed several commercial and residential properties in Iceland, sold out April 2006); Phoenix Real Estate AS (Norway) 2004 - current (small scale real estate); Atlito Pty Ltd.  (Australia) 2004 – current (small scale real estate, assets sold out 2007, 2008); Valkyrie Investments Pty Ltd. (Australia) 2004 – current, Adiantum (Lithuania) 2008 – current (developing several commercial and residential land plots); Aurora Investments 2006 – current (holding company for shares in Atlantis Group, various financing activities to Atlantis Group). Mr. Steindorsson attended the University of Iceland where he earned a B.Sc. degree in Business Administration in 1998.

Daniel G. Zang has been the Chief Financial Officer of Kali Tuna since January 2010. Prior to joining Kali Tuna, he served as Controller and Treasurer since October 2007 and Controller since June 2007 of General Moly, Inc.  Mr. Zang served as Chief Financial Officer of Hubble Homes from June 2004 to April 2007.  Mr. Zang also served in various accounting positions for PeopleSoft/J.D. Edwards from June 1996 to June 2004.  Mr. Zang has over 30 years experience in accounting, auditing and finance.  Mr. Zang was also employed by M.D.C. Holdings, Inc., Cyprus Minerals Company, Price Waterhouse and Fox & Company.

Frederick Charles Kempson has been a Managing Director of Kempson Capital Pty Ltd., a business consulting firm based in Sydney, Australia, since December 2001.  He has also been the Chairman of Millhouse IAG Ltd, a financial services firm based in Brisbane, Australia, since July 2004.  In addition, he has been the Chairman of Simple Trade Pty Limited, an internet service provider based in Sydney, Australia, since January 2008.  He is also a member of the board of directors of the following entities: Southland Advisory Services Pty Ltd, Willowbreeze Pty Limited, Wine Capital Pty Limited, TH Capital Pty Limited, Aqua Foods Resources Limited, Eng Steel Pty Ltd. and KT doo Finance Pty Ltd.  Mr. Kempson holds a Bachelor of Commerce from the University of New South Wales.

Michael David Gault is one of the co-founders of Atlantis Group and has been the Chairman of that entity since 2006.  Since August 2008, he has been the Chief Executive Officer of Guardtime Ltd., a software company maintaining an infrastructure which allows electronic data to be used as evidence in court.  He was a Managing Director at Barclays Capital  from April 2005 until August 2008 where he was responsible for developing financial products for the Japanese market.  From 1997 until 2005, he was a director at Credit Suisse.  Mr. Gault brings over 20 years diverse experience, including in the military, academia, engineering and financial derivatives sectors.  He received a PhD in Electronic Engineering from the University of Wales.

Robert Fraser has been the President and Chief Executive Officer of Syntaris Power Corp. since January 2007.  Mr. Fraser has been the President and CEO of Nechako Minerals Corp. since December 2006.  Mr. Fraser is President of Canadian Financial Processing Inc., a British Columbia company, which position he has held since October 13, 2005. Mr. Fraser was Marketing Manager of Galaxy Multimedia Corp. from September 2004 to December 2005 until his promotion to President in December 2005, which position he held until June 2006.  Mr. Fraser was the Chief Operating Officer for Corinex Communications Corp. from May 2002 to May 2004.  Mr. Fraser was President and Chief Executive Officer of AlphaStream Wireless Inc. from September 1999 to April 2002, a company marketing telecommunication products.  Mr. Fraser also held a variety of positions from 1981 to 1996 at Dun & Bradstreet Canada, starting as a business analyst and culminating as Manager-Marketing Services. Dun & Bradstreet is considered a world leader in business information systems. Mr. Fraser was a consultant for VOIP Technology Inc., a British Columbia company, from May 2004 to September 2004.

William Grossholz is a Chartered Accountant, registered with the Institute of Chartered Accountants in British Columbia.  Mr. Grossholz has been the Controller and a Director of Syntaris Power Corp. since January 2007.  Mr. Grossholz has been the Chief Financial Officer and a Director of Nechako Minerals Corp. since December 2006.  From September 2005 until present, Mr. Grossholz has managed the financial affairs of Hakai Networks Inc., a networking company targeting the cable television industry. Mr. Grossholz was also the Controller for Galaxy Multimedia Corp. from July 2005 to April 2006.  He was a founder and the Chief Financial Officer of the Chandler Development Group of companies, responsible for running the financial operations of the organization. Mr. Grossholz was an Officer and Controller for the Canadian operations of Corinex Communications Corp. from May 2002 to May 2003.  Mr. Grossholz was a director and Controller of AlphaStream Wireless Inc., from September 1999 to April 2002, a company marketing telecommunications products. In addition, Mr. Grossholz has also been a director of VOIP Technology Inc. and GWP Enterprises Ltd.  Mr. Grossholz operated a successful chartered accountancy practice in Vancouver from May 1985 to June 2000, and spent two years as a Senior Business Auditor for the Canada Revenue Agency.

CORPORATE GOVERNANCE

Director Independence

We have determined that none of our current directors are independent directors, as that term is used in Rule 4605(a)(2) of the Nasdaq Marketplace Rules.

Audit Committee

The Board of Directors formed an audit committee on May 15, 2009. Following this date, Robert Fraser and William Grossholz have acted as the interim members of the audit committee. None of the members of the audit committee are independent as defined under the Nasdaq Marketplace Rules. The audit committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the adequacy of our accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent registered accountants; to consider proposals made by the independent registered chartered accountants for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.  The Board of Directors adopted its charter for the audit committee on May 15, 2009.

Audit Committee Financial Expert

The Board of Directors has determined that the Company has one audit committee financial expert serving on the audit committee, which person is William Grossholz who is a chartered accountant.

Compensation Committee – Compensation Committee Interlocks and Insider Participation

The Company’s Board of Directors acts as its compensation committee. The Board of Directors’ responsibilities in acting as compensation committee is to oversee the Company’s compensation and benefit plans.  The Board of Directors also monitors and evaluates matters relating to the compensation and benefits structure of the Company. The company has not adopted a Compensation Committee Charter.  The Company anticipates appointing a compensation committee in the near future.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of their ownership thereof and changes in that ownership with the Commission Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.  Based upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2009 fiscal year transactions, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors, and five-percent beneficial owners for such fiscal year.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The code of ethics will be provided to any person without charge, upon request directed to the Secretary at the Company’s address.

EXECUTIVE COMPENSATION

The Company has have never paid any compensation to any of its officers or directors.

EMPLOYMENT AGREEMENTS

Effective as of the date of the Closing (the “Closing Date”), the Company will enter into three-year employment agreements with Oli Valur Steindorsson, the Company’s proposed President and Chief Executive Officer, and Dan Zang, the Company’s proposed Chief Financial Officer.

The term of each employment agreement will automatically be renewed for successive one-year terms unless either the Company or the employee provides, at least 90 days before the expiration day of the agreement, written notice to the other party that the agreement will not be renewed.

Mr. Steindorsson’s annual base salary will be fixed at $250,000 and Mr Zang’s will be fixed at $179,000 which, in Mr. Zang’s case, includes a $9,000 allowance for health insurance until such time that the Company offers its own health plan to its employees.  Annual reviews of both the base salary and bonuses, if any, will be made at the Board’s discretion.  On the Closing Date, Mr. Steindorsson and Mr. Zang will also be granted five-year options to purchase 800,000 shares and 300,000 shares, respectively, exercisable at $1.00 per share.

Each agreement will include standard termination provisions that cover both “for cause” and “without cause” termination circumstances.  In addition, each agreement will provide that, in the event of termination as a result of a change of control (as defined in the agreement), the Company will be required to pay the employee two times his annual salary in addition to fulfilling its obligations under the agreement.

Mr. Steindorsson’s agreement will provide that he will spend no less than 80% of his time working for the Company.

COMPENSATION OF DIRECTORS

To date, the Company has not compensated its directors for their time spent on behalf of the Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at Board of Directors meetings. Non-executive directors do not currently receive any other fees for their service on the Board.  The Company reimburses the non-management directors for reasonable travel expenses to attend Board of Directors meetings.  It is anticipated that the Company will establish a compensation plan for non-executive directors.  Such plan may include both a cash and equity component.

On the Closing Date, each non-executive director will be granted five-year options to purchase 500,000 shares of common stock at $1.00 per share.  One sixth of the options will vest immediately, with an additional one sixth vesting on the first anniversary of the date of grant.  One third of the options vests on the second anniversary and the balance vests on the third anniversary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

No director, officer, principal stockholder holding at least 5% of our common shares, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction, since the beginning of our last fiscal year ended February 28, 2010, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years.

Call Option Agreement

On the Closing Date, the Company intends to enter into a call option agreement that grants the Company, until December 1, 2010, the right to purchase from the Seller certain assets at the prices set forth below:

Asset	Option Exercise Price
15% holding in the Croatian Tuna farming company, JADRAN-TUNA d.o.o., with head office in Biograd	$1,000,000
The patent and the U.S. ownership rights to Freshtec, a method to treat food, fish and meat to improve storage durability of the food being treated. The patent application is pending and is expected to be issued within the next 4 months.	$2,300,000
Farming Concession for up to 1,000 tons stocking rights for striped sea bass, yellow tail tuna and king fish with necessary farming equipments, at Todos Santos, Mexico.	$1,500,000
Factory equipment for food processing, packaging and processing using the Freshtec method.	S1,500,000
The entire share capital in Havetorsk AS, Mausund, Norge, a Norwegian cod farming company.	$7,000,000

The options will be exercisable at the Company’s sole discretion and may be exercised as to each individual asset or all of the assets listed above on a combined basis.

Sales Agency Agreement

Also on the Closing Date, the Company intends to enter into a sales agency agreement with the Seller.  Under the terms of the agreement, the Seller will be granted the exclusive right to sell, on the Company’s behalf, all of its Northern Bluefin Tuna products into the Japanese market. As a result, the agreement will require the Company to make all sales into Japan through the Seller.

The Company will pay to the Seller a commission of 2% of all net sale proceeds under the agreement.  The agreement may be terminated at any time by either party upon six months prior notice. In addition, it may be terminated immediately by the Company if the Seller defaults in its obligations under the agreement following a 21-day notice and cure period.

Oli Valur Steindorsson, the Company’s proposed President and Chief Executive Officer following the Closing, and Michael David Gault, a proposed director of the Company whose appointment will be effective on the later of the Closing and the 11th day following the mailing of this Schedule 14F to our stockholders, are shareholders and executive officers of the Seller.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC.  These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

LIONS GATE LIGHTING CORP.

/s/ William Grossholz
William Grossholz
Treasurer, Secretary and Director

Dated:  May 5, 2010